

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

April 30, 2009

Mr. Herm Rosemman
Senior Vice President, Finance and Chief Financial Officer
Gen-Probe Incorporated
10210 Genetic Center Drive
San Diego, California 92121-4362

  RE: **Gen-Probe Incorporated
    Form 10-K for the fiscal year ended December 31, 2008
    Filed February 25, 2009
    File No. 1-31279**

Dear Mr. Rosemman:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Angela J. Crane
        Accounting Branch Chief